SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 28, 2017

Consolidated Final Voting Map

Ambev S.A., pursuant to CVM Instruction No. 481/09, publishes the final voting map regarding the consolidation of voting instructions remotely delivered and delivered in person for each item included in the voting bulletin,  including the matters submitted to the Annual and Extraordinary Shareholders' Meetings of Ambev S.A. as of April 28, 2017. The consolidated final voting map can be found attached.

São Paulo, April, 2017.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

Consolidated Final Voting Map

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 28, 2017

RESOLUTION	VOTE	TOTAL
Lavratura da ata em forma de sumário, bem como sua publicação com omissão das assinaturas dos acionistas presentes, nos termos do artigo 130 da Lei nº 6.404/76	FOR	11,889,749,932
	AGAINST	-
	ABSTENTION	-
Approve managers’ accounts and financial statements for the fiscal year ended December 31, 2016	FOR	13,491,149,576
	AGAINST	141,227,703
	ABSTENTION	292,827,208
Resolve on the appropriation of net profit for the fiscal year ended December 31, 2016, as Company’s Management Proposal	FOR	13,773,595,899
	AGAINST	148,703,529
	ABSTENTION	2,905,059
Approve management’s proposal to define the number of 11 sitting members and 2 alternates, who shall compose Company’s Board of Directors, for a term that shall end at the Ordinary Shareholders’ Meeting to be held in 2020	FOR	13,454,302,573
	AGAINST	154,156,565
	ABSTENTION	316,745,349
Elect 11 sitting members and 2 alternates for the positions of member of Company’s Board of Directors, for a term that shall end at the Ordinary Shareholders’ Meeting to be held in 2020, as Management’s Proposal (the “Management Slate”)	FOR	12,161,546,160
	AGAINST	242,601,233
	ABSTENTION	1,521,057,094
If one of the candidates which compose the chosen slate refrains from integrating it, may the votes corresponding to its shares continue to be assigned to the chosen slate?	YES	18,390,207
	NO	676,282,416
In case of adoption of multiple vote election process, may your votes be distributed among the candidates that compose the slate you have chosen?	YES	18,351,726
	NO	676,320,897

In case of adoption of multiple vote election process, the votes corresponding to its shares must be distributed, in the following percentages, to the members of the slate you have chosen:

(1) Victorio Carlos De Marchi - João Mauricio G. De Castro Neves and Nelson José Jamel (alternates)
(2) Carlos Alves De Brito - João Mauricio G. De Castro Neves and Nelson José Jamel (alternates)
(3) Marcel Herrmann Telles - João Mauricio G. De Castro Neves and Nelson José Jamel (alternates)
(4) José Heitor Attílio Gracioso - João Mauricio G. De Castro Neves and Nelson José Jamel (alternates)
(5) Vicente Falconi Campos - João Mauricio G. De Castro Neves and Nelson José Jamel (alternates)
(6) Luis Felipe Pedreira Dutra Leite - João Mauricio G. De Castro Neves and Nelson José Jamel (alternates)
(7) Roberto Moses Thompson Motta - João Mauricio G. De Castro Neves and Nelson José Jamel (alternates)
(8) Álvaro Antônio Cardoso De Souza - João Mauricio G. De Castro Neves and Nelson José Jamel (alternates)
(9) Cecília Sicupira - João Mauricio G. De Castro Neves and Nelson José Jamel (alternates)
(10) Antonio Carlos A. R. Bonchristiano - João Mauricio G De Castro Neves and Nelson José Jamel (alternates)
(11) Marcos De Barros Lisboa - João Mauricio G. De Castro Neves and Nelson José Jamel (alternates)

	Candidate 1	1,604,782
	Candidate 2	1,602,503
	Candidate 3	1,602,503
	Candidate 4	1,602,503
	Candidate 5	1,771,553
	Candidate 6	1,602,503
	Candidate 7	1,771,553
	Candidate 8	1,602,503
	Candidate 9	1,602,503
	Candidate 10	1,771,553
	Candidate 11	1,817,108
Do you want to require the adoption of the multiple vote process for election of the board of directors, pursuant to article 141 of Law No. 6404/76? *Note: this resolution does not compose the agenda nor does it constitute management’s proposal, it having been inserted in compliance with the provisions of ICVM 481/09.	YES	722,274
	ABSTENTION	693,950,349
Elect the members of the Audit Committee and their respective deputies for a term that shall end at the Ordinary Shareholders’ Meeting to be held in 2018, as Management’s Proposal (the “Management Slate”)	FOR	11,876,050,088
	AGAINST	202,668,512
	ABSTENTION	1,479,046,865
If one of the candidates which compose the chosen slate refrains from integrating it to accommodate the separate election provided in articles 161, § 4th, and 240 of Law No. 6404/76, may the votes corresponding to its shares continue to be assigned to the chosen slate?	YES	693,950,349
	NO	519
	ABSTENTION	721,755
Separate election of Audit Committee’s member - Candidate Paulo Assunção de Sousa	FOR	1,540,490,846
	AGAINST	49,981,261
	ABSTENTION	117,748,847
Separate election of Audit Committee’s member - Candidate Vinicius Balbino Bouhid (alternate)	FOR	1,540,490,846
	AGAINST	49,981,261
	ABSTENTION	117,748,847
Determine managers’ overall compensation for the year of 2017, in the annual amount of up to R$ 85,811,468.77, including expenses related to the recognition of the fair amount (x) of the stock options that the Company intends to grant in the year, and (y) of the compensation based on shares that the Company intends to realize in the year	FOR	13,418,164,133
	AGAINST	463,235,024
	ABSTENTION	43,805,330
Determine the overall compensation of the Audit Committee’s members for the year of 2017, in the annual amount of up to R$ 1,990,165.00, with deputy members’ compensation corresponding to half of the amount received by the sitting members, as Management’s Proposal	FOR	12,992,071,387
	AGAINST	221,835,066
	ABSTENTION	711,298,034
Approve the “Protocol of Merger and Justification of Cachoeiras de Macacu Bebidas Ltda. by Ambev S.A.”, which establishes the general bases of the merger, by the Company, of Cachoeiras de Macacu Bebidas Ltda., the sole partner of which is the Company, as Management’s Proposal	FOR	13,922,531,003
	AGAINST	346,952
	ABSTENTION	2,326,532
Ratify the retention of APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) to proceed to the appraisal of Cachoeiras de Macacu Bebidas Ltda.’s shareholders’ equity to be transferred to the Company by virtue of the merger	FOR	13,922,781,125
	AGAINST	101,341
	ABSTENTION	2,322,021
Approve the appraisal report of Cachoeiras de Macacu Bebidas Ltda.’s shareholders’ equity to be transferred to the Company by virtue of the merger	FOR	13,921,236,476
	AGAINST	1,572,150
	ABSTENTION	2,395,861
Approve the merger of Cachoeiras de Macacu Bebidas Ltda. by the Company	FOR	13,922,333,731
	AGAINST	482,149
	ABSTENTION	2,388,607
Authorize Company’s Executive Board of Officers to perform all acts necessary to the conclusion of the merger of Cachoeiras de Macacu Bebidas Ltda. by the Company	FOR	13,921,854,273
	AGAINST	256,071
	ABSTENTION	3,094,143

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer